June 13, 2005

U.S. Securities and Exchange Commission

Attn: Gary Todd, Reviewing Accountant

Mail Stop 0306

Washington, D.C. 20549

RE:          Advanced Power Technology, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 8, 2005
Form 10-Q for the quarter ended March 31, 2005
File No. 001-16047

Dear Mr. Todd,

Thank you for your letter dated May 17, 2005 regarding various disclosures made in the above referenced documents.  In the paragraphs that follow, we have provided the requested supplemental information.  In addition, we will make the requested changes in our future filings.

Regarding our responses to your comments, Advanced Power Technology, Inc. recognizes and acknowledges the following:

•      We are responsible for the adequacy and accuracy of the disclosures in the filings;

•      Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•      We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions about the information provided, please feel free to contact me.

Sincerely,

By:	/s/ GREG HAUGEN
Greg Haugen
Vice President, Finance and Administration,
Chief Financial Officer and Secretary
(Principal Financial Officer)

Please note, all numbers are in $000’s, unless otherwise indicated.

Form 10-K for the year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 13

Results of Operations – Page 16

SEC Comment

1.             We see that MD&A presents a non-GAAP measure of gross profit margin excluding non-cash purchase accounting charges and amortization of technology rights. We agree that you should discuss and quantify unusual and infrequent items included in operating results. However, Item 10(e)(1)(ii) of Regulation S-K prohibits non-GAAP performance measures that eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge is such that it is reasonably likely to recur within two years or where there was a similar charge within the prior two years. We see that the measure excludes amortization of technology rights which is a recurring charge. Accordingly, you should delete the non-GAAP measure of gross margin from all future filings.

Management Response

Beginning with our Form 10-Q for the quarter ended June 30, 2005, we will no longer present the non-GAAP measure of gross margin excluding non-cash purchase accounting charges and amortization of technology rights. As deemed necessary, we might discuss the amount and nature of these fixed, non-cash charges included in our costs of goods sold in order to show the impact they will have on earnings and cash flows.

Sample Revision

The following is an example of the revised explanation we expect to include in the Gross Profit section of the MD&A.

Gross Profit.  Our gross profit margin was 36.0% in 2004 compared to 31.7% in 2003, or an increase of 4.3%. Included in our costs of goods sold in both 2004 and 2003, was $1.1 million of amortization of technology rights assets.

SEC Comment

2.             With respect to restructuring and exit costs, MD&A in future filings should present quantified disclosure about expected and actual costs savings. Refer to SAB Topic 5-P and the disclosure guidance from the next to last paragraph under “4. Disclosures.”

Management Response

Beginning with our Form 10-Q for the quarter ended June 30, 2005, we will make disclosures about the expected and estimated actual cost savings, periods to be affected, and P&L line items affected by our restructuring activities, in accordance with guidance in SAB Topic 5-P, item 4 “Disclosures.”

Sample Revision

The following is an example of the revised explanation we expect to include in the Restructuring Charges section of the MD&A.

The Company estimates that the annual savings from these actions are approximately $1.4 million for cost of goods sold and $800 for selling, general and administrative costs. The cost savings were realized gradually from the inception of the restructuring actions.  The savings in cost of goods sold reached the estimated annual run rate of $350 per quarter in the fourth quarter of 2004, and the savings in selling, general and administrative costs reached the full annualized run rate of $200 per quarter in the third quarter of 2004.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies – Page F-7

(c) Revenue Recognition, Sales Returns, and Allowances

SEC Comment

3.             We note from page 7 that you may provide price protection rights. Please expand future filings to clarify the extent of these arrangements and your underlying accounting.

Management Response

Beginning with our Form 10-Q for the quarter ended June 30, 2005, we will expand our explanation regarding the extent of price protection rights provided to distributors and associated accounting policies in the accounting footnotes and in the critical accounting policies section of the MD&A. In addition, in our 2005 10-K we will expand the disclosure made in the business overview section.

Sample Revision

The following is an example of the revised explanation we expect to include in the Sales, Marketing and Distribution section of Item 1. Business.

In certain circumstances we may elect to give product-specific price protection or other allowances to our distributors, as more fully explained in the footnotes to our financial statements and critical accounting policies contained herein.

The following is an example of the revised explanation we expect to include in the Critical Accounting Policies section of the MD&A and the Revenue Recognition, Sales Returns and Allowances footnote to the financial statements.

Our distributors have certain stock rotation rights which allow them to rotate, every six months, their products in inventory for a value up to 5% of their purchases over the preceding six month period in exchange for an order of an equal amount of new product. In addition we may elect to give price protections or other allowances to our distributors. Price protections may be offered for distributor inventory on hand when we update our price list. Additional price allowances may be offered to our distributors in certain competitive bidding situations in which we may further discount the price.  These price allowances are evaluated as requested by the distributor on a case by case basis.  Upon shipment, we record an allowance for the estimated cost that may be incurred for product warranty, sales returns, price allowances and contractual requirements with our distributors based on historical experience.

SEC Comment

4.             Additionally, you disclose that revenue from “certain contractual product sales or 1icense agreements” is deferred and recognized when earned. In future filings please make more specific disclosure about the nature and extent of these arrangements and your underlying accounting policy. Also further clarify the criteria you apply and the factors you consider in concluding that revenue under these arrangements has been earned. Respond supplementally, as well.

Management Response

Our revenue recognition footnote states that “Revenue from certain contractual product sales or license arrangements is deferred and recognized when earned in accordance with the arrangement.” There are two reasons we included this statement in our accounting policies:

The first reason relates to technology licensing revenue that was material from 1997 through 2000. We had entered into a licensing and technology transfer agreement whereby we received certain cash payments as defined technological transfer milestones were achieved. This revenue arrangement terminated in 2000 with all revenue recognized being collected. Since that time we have recognized only immaterial amounts of license revenue from licensing our technology in certain foreign markets. The amount of this revenue was $0, $15, $25 and $29 in the first quarter of 2005, 2004, 2003, and 2002, respectively.

The second reason relates to non-recurring engineering charges passed on to our customers when a special lot size or other customer requested adjustment requires adaptation to our production process and equipment. The customer is sometimes billed up-front for the cost of the modifications. The revenue is later recognized when the modifications are completed and the cost of the modifications has been incurred by the Company. The amount of non-recurring engineering charges is immaterial to our overall revenues and margins.

As both the licensing and non-recurring engineering charges have been immaterial, we will eliminate this statement from our accounting policies footnote in future filings, provided that it continues to be immaterial.

(f) Inventories

SEC Comment

5.             We see that the “cost of certain inventories has been reduced by $1,923 and $2,036 as of December 31, 2004 and 2003, respectively”. Future filings should clarify the nature of and reasons for these reductions. Also respond supplementally.

Management Response

The statement in footnote 1(f) relates to the gross adjustment to our inventory cost for excess and obsolete parts which totaled $1,923 and $2,036 as of December 31, 2004 and 2003, respectively. We establish a new inventory cost basis for estimated unmarketable (excess) or obsolete inventory to estimated net realizable value based upon assumptions about future demand and market conditions. We evaluate historical usage of the product, current customer demand, purchase commitments and forecasted usage of the product in making this assessment. Much of the accumulated inventory cost adjustment related to product for communications and semiconductor capital equipment applications which experienced a sharp decline in demand following the 2000 peak, resulting in excess inventory.

During the years presented in our 2004 10-K, the amount of inventory cost write downs charged to cost of goods sold were $807, $454, and $893, in 2004, 2003, and 2002, respectively. The amount of inventory cost adjustment is presented on the face of our statement of cash flows. There were no material sales of any of these products during the years presented, which would have impacted our overall gross margin.

In future filings, we will eliminate the statement in footnote 1(f) regarding the accumulated adjustment to the cost basis of our inventory, and we will include in the MD&A, as materially applicable, the amount and nature of inventory cost adjustments for the applicable periods.

SEC Comment

6.             As a related matter, future filings should make disclosure about the circumstances leading to significant inventory impairment charges. You should also clarify the disposition of the affected inventory; and, if material, MD&A should also address the impact on gross margin of any sales inventory carried at reduced cost.

Management Response

Beginning with our Form 10-Q for the quarter ended June 30, 2005, we will make any necessary disclosures about the circumstances and nature of any material inventory costs adjustments recorded. In addition, in the event the Company’s disposition of the affected inventory results in a material impact on our reported gross margin, we will disclose the nature of the disposition and quantify the impact on our gross margin.

Note 12. Segment Information – page F-21

SEC Comment

7.             Please revise future filings to also present the long-lived asset disclosure specified by paragraph 38b to SFAS 131. Please note that under that guidance, the geographic disclosure of long-lived assets should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication “Segment information: Guidance on Applying Statement 131.”

Management Response

Beginning with our Form 10-K for the year ended December 31, 2005, we will present long-lived assets by geographic area according to paragraph 38b of SFAS 131, excluding intangible assets and investments. In addition we will provide the appropriate reconciliation to consolidated total assets.

Form 8-K dated April 28, 2005

SEC Comment

8.             We see disclosure of non-GAAP measures of “pro forma net income” and “pro forma gross margin” in your earnings release. Disclosures of non-GAAP measures in furnished earnings releases should comply with all of the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Either delete these measures or revise future releases to present each of the following for each non-GAAP measure:

•      A presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP;

•      A reconciliation of the differences between a non-GAAP financial measure and the most directly comparable financial measure calculated and presented in accordance with GAAP;

•      Statements disclosing the reasons why you believe that the presentation of a non-GAAP financial measure provides useful information to investors regarding financial condition and results of operations; and

•      To the extent material, statements disclosing any additional purposes for which management uses any non-GAAP financial measure.

Your disclosures should be substantive and specific to each non-GAAP measure. Those disclosures should address the economic substance underlying your use of any non-GAAP measure, including how you use each non-GAAP measure in conducting and evaluating your business. Those disclosures should also address any material limitations associated with any non-GAAP measure, including how you compensate for those limitations. Please note that the existing statements in support of the measures are too generic to support their use. Show us how you plan to implement this comment.

Management Response

Beginning with our earnings release and related Form 8-K for the quarter ended June 30, 2005 we will revise our disclosures of non-GAAP financial measures to meet the requirements of paragraph (e)(1)(i) of Item 10 of Regulation
S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, specifically meeting the four bullet points summarized in your letter to us.

Sample Revision

In Attachment A to this letter, is a revised disclosure and supplemental reconciliation of the non-GAAP financial measures used in our earnings release for the first quarter ended March 31, 2005. The attachment illustrates how we plan to implement the comment from your letter, including addressing each of the four bullet points raised in your letter.

SEC Comment

9.             In addition, we note that you refer to your non-GAAP information as “pro forma.” The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise or omit the pro forma terminology when referring to non-GAAP information.

Management Response

We agree that the term “pro forma” has specific meaning in current accounting literature as indicated in Article 11 of Regulation S-X, and we will refrain from using the term when referring to any non-GAAP financial measures in future filings.

Sample Revision

Refer to Attachment A.

SEC Comment

10.           Under “Business Outlook” we see disclosure of expected pro forma loss per share for the second quarter. Future press releases should not include projected non-GAAP measures unless all of the relevant disclosures required under
Item 10(e)(1)(i) are also provided. That is, if you retain the disclosure in its current form, you should also provide expected GAAP per share earnings, provide a reconciliation and provide any other required disclosure about the non-GAAP measure.

Management Response

Beginning with our earnings release and related Form 8-K for the quarter ended June 30, 2005, we will make all of the necessary disclosures required under Item 10(e)(1)(i) for any non-GAAP financial measures presented, including those related to expected results in our business outlook.

Sample Revision

In Attachment A to this letter, a revised supplemental reconciliation of the non-GAAP financial measures used in our earnings release for the first quarter ended March 31, 2005, including the reference made to expected results.

Form 10-Q dated March 31, 2005

Financial Statements

Note 3. Acquisitions – Page 8

SEC Comment

11.           With respect to the PowerSicel transaction, show us the income test significance measurement. Refer to Rule 3-05 to Regulation S-X.

Management Response

Please refer to the income test significance measurement in the table below.  All the tests referred to in Rule 3-05 of Regulation S-X were less than 20%, and therefore, financial statements for PowerSicel Inc. were not presented in our Form 10-Q for the quarter ended March 31, 2005.

	Income before income taxes
Period	APT	PowerSicel	Significance
2004	3,138	(421)
2003	(2,709)
2002	(5,458)
2001	2,363
2000	6,005

5-year average, excluding loss years	2,301	(421)	18.3%

ATTACHMENT A

ADVANCED POWER TECHNOLOGY, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

(unaudited)

	Three Months Ended
	March 31,		December 31,
	2005	2004	2004

Revenues, net	$14,132	$15,093	$16,023

Cost of goods sold	10,110	9,367	9,965
Amortization of technology rights and other charges	269	274	269
Total cost of goods sold	10,379	9,641	10,234

Gross profit	3,753	5,452	5,789

Operating expenses:
Research and development	1,167	887	1,231
Selling, general and administrative	3,959	4,110	3,758
Restructuring charges	45	206	199
In-process research and development charges	4,896	—	—
Total operating expenses	10,067	5,203	5,188

Income (loss) from operations	(6,314)	249	601

Other income (expense), net:
Interest, net	55	40	62
Other, net	(51)	(6)	38

Income (loss) before income taxes	(6,310)	283	701

Provision for income taxes	30	—	25

Net income (loss)	$(6,340)	$283	$676

Net income (loss) per share:
Basic	$(0.59)	$0.03	$0.06
Diluted	$(0.59)	$0.03	$0.06
Weighted average number of shares used in the computation of net income (loss) per share:
Basic	10,695	10,516	10,687
Diluted	10,695	11,171	11,115

ADVANCED POWER TECHNOLOGY, INC

SUPPLEMENTAL NON-GAAP DISCLOSURES

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP EARNINGS PER SHARE*

(In thousands, except per share amounts)

(Unaudited)

				($ per basic share)
	Three Months Ended			Business Outlook
	March 31,		December 31,	Three Months Ended
	2005	2004	2004	June 30, 2005
Reported GAAP net income (loss)	$(6,340)	$283	$676	$(0.030) - $(0.060)

Purchase accounting adjustments related to acquisitions:

Cost of sales:
Intangible asset amortization	269	269	269	$0.025
Deferred compensation amortization	—	5	—	—

Selling, general and administrative:
Intangible asset amortization	46	—	—	$0.005
Deferred compensation amortization	10	6	—	—

In-process research and development charges	4,896	—	—	—

Restructuring charges	45	206	199	—

Expenses associated with the filing and subsequent withdrawal of our registration statement, included in Other, net	—	—	44	—
Tax effect of non-GAAP adjustments	(7)	—	(10)	—
Non-GAAP net income (loss)	$(1,081)	$769	$1,178	$(0.000) - $(0.030)

Non-GAAP net income (loss) per share*:
Basic	$(0.10)	$0.07	$0.11
Diluted	$(0.10)	$0.07	$0.11
Weighted average number of shares used in the computation of non-GAAP net income (loss) per share:
Basic	10,695	10,516	10,687
Diluted	10,695	11,171	11,115

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT*

(In thousands except per share amounts)

(unaudited)

				(% of revenue)
	Three Months Ended			Business Outlook
	March 31,		December 31,	Three Months Ended
	2005	2004	2004	June 30, 2005

Reported GAAP gross profit	$3,753	$5,452	$5,789	30% - 32%

Purchase accounting adjustments related to acquisitions:

Cost of sales:
Intangible asset amortization	269	269	269	2%
Deferred compensation amortization	—	5	—	—

Non-GAAP gross profit	$4,022	$5,726	$6,058	32% - 34%

Non-GAAP gross profit % of revenue	28.5%	37.9%	37.8%

 * Supplemental non-GAAP financial measures are not based on generally accepted accounting principles (GAAP), but are provided to explain the impact of certain significant items. The Company believes that the disclosure of non-GAAP gross margin, net income, and earnings per share is useful to investors and creditors of the Company as it is a way to explain the impact of certain accounting charges included in the Company’s operating results due to acquisitions, restructuring activities, valuation of deferred taxes, and other charges in a way that allows for comparison to prior periods and expectations about the ongoing financial condition and results of operations exclusive of historical or contemplated acquisitions or other transactions. In addition, management uses each of these measures in evaluating the ongoing operational performance of its business. Management bonus calculations are based on each of these same measures, in order to isolate the controllable performance of the operations from the impact of negotiated acquisition costs, restructuring measures, or tax consequences.

ADVANCED POWER TECHNOLOGY, INC

CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	Mar. 31, 2005	Dec. 31, 2004

Assets
Current assets:
Cash and cash equivalents	$1,442	$4,149
Short term investments in available-for-sale securities	10,099	11,675
Accounts receivable, net	8,633	10,044
Inventories, net	13,401	14,647
Prepaid and other current assets	2,211	2,196
Total current assets	35,786	42,711

Property and equipment, net	11,368	11,357
Long term investments in available-for-sale securities	1,000	1,000
Other assets	55	110
Intangible assets, net	7,753	7,734
Goodwill	15,570	15,570
Total assets	$71,532	$78,482

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,745	$4,143
Accrued expenses	2,517	2,193
Total current liabilities	5,262	6,336

Other long term liabilities	104	108
Total liabilities	5,366	6,444

Stockholders’ equity:
Common stock	108	108
Additional paid in capital	89,739	89,138
Treasury stock	(1,761)	(1,761)
Deferred stock compensation	(56)	—
Accumulated other comprehensive income	468	545
Accumulated deficit	(22,332)	(15,992)
Total stockholders’ equity	66,166	72,038
Total liabilities and stockholders’ equity	$71,532	$78,482